                                                                       EXHIBIT 5

                             BUSH BOAKE ALLEN INC.

                      SUCCESS BONUS INCENTIVE ARRANGEMENT
                                August 2, 2000

  In the event Bush Boake Allen Inc. (the "Company") enters into or is otherwise the subject of a "Business Transfer" (as defined below), the Board of Directors of the Company has determined it to be in the best interests of the Company and its shareholders for the Company to agree to pay and to be obligated to pay a "Success Bonus" to those key officers of the Company identified on Schedule I as the "Executive Focus Team" and to those certain other key officers of the Company identified on Schedule I as the "Key Officer Group," respectively.

  The purpose of this Success Bonus Incentive Arrangement is to:

  (i) Create an incentive for such key officers to assist and cooperate in seeking to realize the highest transaction value in any Business Transfer;

  (ii) Seek to keep such key officers focused on achieving such highest transaction value by maintaining a cooperative and committed attitude; and

  (iii) Provide a measure of retention of such key officers during any period of time prior to, at the time of, and following the consideration and/or consummation of any such Business Transfer.

  As a result, and subject to the terms of this Success Bonus Incentive Arrangement, the Company agrees to pay a "Success Bonus" to each of those executives in the "Executive Focus Group" identified on Schedule I in an amount equal to such executive's base annual salary from the Company (determined at the highest annual rate in effect at any time on or after June 1, 2000) multiplied by the Success Rate.

  In addition, and subject to the terms of this Success Bonus Incentive Arrangement, the Company agrees to pay a "Success Bonus" to each of those executives in the "Key Officer Group" identified on Schedule I in an amount equal to fifty percent (50%) of such executive's base annual salary (determined at the highest level in effect for such executive on and after June 1, 2000) multiplied by the Success Rate.

  The "Success Rate" is the following percentage:

      Success Rate                        Per Share Consideration
      ------------            -----------------------------------------------------------------
       Percentage
          Range                                Dollar Range
       ----------             -----------------------------------------------------------------
                              Equal To Or Greater Than                   But Less Than
                              ------------------------                   -------------
          9%- 19.2%                    $38.00                               $39.00
       19.2%- 38.5%                     39.00                                40.00
       38.5%- 57.7%                     40.00                                41.00
       57.7%- 76.9%                     41.00                                42.00
       76.9%- 96.2%                     42.00                                43.00
       96.2%-115.4%                     43.00                                44.00
      115.4%-134.6%                     44.00                                45.00
      134.6%-153.8%                     45.00                                46.00
      153.8%-173.1%                     46.00                                47.00
      173.1%-192.3%                     47.00                                48.00
      192.3%-211.5%                     48.00                                49.00
      211.5%-230.8%                     49.00                                50.00
      230.8%-250.0%                     50.00                                51.00
             250.0%              If 51.00 pr above

The exact Success Rate within each of the above percentage ranges will be proportionate to the range between the corresponding dollar figure.

  For purposes of this Success Bonus Incentive Arrangement, the following terms have the meanings given:

  "Business Transfer" means any one (or a series) of the following: (i) any merger or consolidation of the Company or of any direct or indirect subsidiary of the Company, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the Company or any of its subsidiaries not in the normal course; (iii) any transaction which results in the direct or indirect transfer by International Paper Company of the beneficial ownership of any of the capital stock of the Company; (iv) any tender offer or exchange offer involving the capital stock of the Company or its subsidiaries; or (v) any other transaction not in the normal course resulting in a change in control or transfer or disposition of the assets or earning power or voting control of the Company and its subsidiaries taken as a whole; provided that such transaction (or series of transactions) involves in the aggregate 50% or more of the Company and its subsidiaries taken as a whole.

  "Per Share Consideration" means the aggregate of all Consideration realized in any Business Transfer, divided by the shares of common stock of the Company for which the Consideration was paid. The determination of Per Share Consideration will be equitably and appropriately adjusted by the Incumbent Directors in the event of the occurrence, after June 1, 2000, of any stock split, stock combination, recapitalization, reorganization, stock dividend, special or extraordinary dividend, exchange or substitution of shares, or merger or consolidation in which the Company is the surviving entity.

  "Consideration" means the sum of the value of all cash, securities and other assets (including contingent consideration, but only if and when paid) paid or payable, directly or indirectly, as consideration for the consummation of a Business Transfer as well as any special dividend paid or distribution of assets made in connection with any Business Transfer, whether in one transaction or a series of transactions.

  "Incumbent Directors" means the directors of the Company who were such directors as of June 1, 2000.

  If any part of the Consideration payable in connection with any Business Transfer is in a form other than cash or marketable securities, the value of such consideration shall be exclusively determined in good faith by a majority of the Incumbent Directors. If any part of the Consideration payable in connection with any Business Transfer includes marketable securities, the value of such securities shall be exclusively determined in good faith by a majority of the Incumbent Directors based on the market value of such securities, as of the date of the consummation of such Business Transfer, on the principal exchange or principal automated quotation system on which such marketable securities are then traded.

  The "Success Bonus" will be payable to each executive as follows:

  (iv) fifty percent (50%) after one (1) year of continued employment of the executive with the Company or its successor following a Business Transfer; and

  (v) fifty percent (50%) after two (2) years of continued employment of the executive with the Company or its successor following such Business Transfer;

provided that if the executive is terminated without "Cause" or terminates his employment for "Good Reason" (as each of those terms is defined in such executive's Change in Control Agreement with the Company dated December 2, 1996 or, in the case of Mr. Landis, February 18, 1997, or, in the case of Mr. Chia, May 6, 1998) ("Change in Control Agreement"), then the entire amount of such Success Bonus shall be immediately payable to the executive in full upon such termination, and provided further that if the executive is terminated for "Cause" or terminates his employment without "Good Reason" prior to the date all or any part of his Success Bonus is payable, then such executive will be deemed to have automatically forfeited any remaining unpaid portion of such Success Bonus.

  Notwithstanding anything in this Arrangement to the contrary, each executive shall be expected, throughout any consideration of, preparation for, consummation of and giving effect to any Business Transfer, to exhibit and provide:

  (i) Positive Leadership on behalf of the Company, including setting an example to the organization by remaining positive in all comments, discussions and activities related to the Company and any actual or proposed Business Transfer transaction as well as with respect to any proposed parties to such Business Transfer; and

  (ii) Teamwork, including promoting teamwork within the organization to accomplish business objectives, ensuring cooperation and open lines of communication, initiating activities to build morale and providing positive energy within the organization.

  The Incumbent Directors and the Chief Executive Officer of the Company may determine, as to each executive other than the Chief Executive Officer (and the then Incumbent Directors alone may make such determination as to the Chief Executive Officer), whether such executive provided such Positive Leadership and Teamwork attributes during such Business Transfer process and their determination, if any, shall be conclusive and binding on all parties; in the event that a determination is made that an executive failed satisfactorily to provide such attributes, any Success Bonus payable to such executive may be reduced by up to forty percent (40%), with the particular percentage reduction to be exclusively determined by the then Incumbent Directors as to the Chief Executive Officers and by the then Incumbent Directors and Chief Executive Officer as to all other executives. Such determination shall be made prior to the consummation of such Business Transfer.

  This Success Bonus Incentive Arrangement shall be effective as of August 2, 2000 and shall continue in effect until the date specified in a written notice of termination of this Arrangement given by a majority vote of the then directors not less than twenty-four (24) months prior to such termination date, provided that the rights and obligations of the Company and covered employees under this Arrangement shall continue in effect following any such termination with respect to any Business Transfer entered into or consummated prior to such termination.

  All determinations of whether a particular transaction constitutes a "Business Transfer" hereunder, the amount or value of the Consideration in any Business Transfer and the calculation of the Success Bonus payable hereunder, shall be exclusively made in good faith by a majority of the Incumbent Directors and their determination shall be conclusive and binding on all parties. All such determinations shall be made immediately prior to the consummation of any Business Transfer. In the event this is not possible and a determination is required when no Incumbent Director remains, the parties shall mutually agree on such determination, or will arbitrate same as set forth below.

  This Success Bonus Incentive Arrangement is intended to cover the sale or other transfer or disposition (whether in a single sale transaction or in a series of transactions, whether by issuance or transfer of stock or assets, merger, or otherwise) of the Company and its subsidiaries taken as a whole, but not any subsequent or further sale, transfer or disposition of the Company, and this Arrangement shall be interpreted and administered by the then Incumbent Directors in order to give effect to such limited purpose.

  The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) expressly to assume and agree to perform this Success Bonus Incentive Arrangement in the same manner and to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain such assumption and agreement prior to the effectiveness of any such succession shall be a breach of this Arrangement and, in addition to all other remedies, shall entitle each executive to receive, immediately upon the effectiveness of such succession, all of the Success Bonus to which he would be entitled hereunder.

  All amounts payable to an executive of the Company under this Success Bonus Arrangement shall be in addition to amounts received by such executive under his Change of Control Agreement, such amount specifically not being limited by
Section 4(iii)(b) of such Change of Control Agreement, and shall be deemed a payment pursuant to which such executive shall be entitled to the benefits of such executive's Gross Up Payments under and pursuant to the terms of Section 4(iv) of such executive's Change in Control Agreement with the Company.

  No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made which are not expressly set forth herein.

  The validity, interpretation, construction and performance of this Success Bonus Incentive Arrangement shall be governed by the laws of the State of New Jersey without regard to its conflicts of laws principles.

  All payments provided for hereunder shall be net of any applicable withholding required under federal, foreign, state or local law.

  The existence of this Success Bonus Incentive Arrangement shall not be interpreted to preclude, reduce, limit or restrict any other benefit or compensation (including without limitation, any severance and/or change in control compensation) to which any executive may be entitled.

  The invalidity or unenforceability of any provision of this Arrangement shall not affect the validity or enforceability of any other provision of this Arrangement which shall remain in full force and effect.

  Any dispute or controversy arising under or in connection with this Success Bonus Incentive Arrangement shall be settled exclusively by arbitration in Montvale, New Jersey or such other location as the parties agree, in accordance with the commercial rules of the American Arbitration Association then in effect. The Company shall bear all cost and expenses arising in connection with any such arbitration proceeding (including the reasonable legal costs and expenses of the executive(s), other than as to any claims asserted by such executive(s) in bad faith). Judgment may be entered on the arbitrator's award in any court having jurisdiction.

  This Success Bonus Incentive Arrangement sets forth the entire agreement of the parties with respect to the subject matter hereof and supersedes the provisions of all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, with respect to such subject matter.

                                   SCHEDULE I

                              Executive Focus Team

Julian Boyden, Chairman, President and CEO
Dennis Meany, VP, General Counsel and Secretary
Fred Brown, VP Finance and CFO
Ronald Landis, VP Human Resources & Safety

                               Key Officer Group

Bruce J. Edwards, VP International Region
P.C. Mathew, VP Aroma & Terpene Chemicals
James H. Dunsdon, EVP, Americas Region
Chia Siang Ee, VP, Asia Pacific Region
John R. Wright, VP, Commerce & Technology